

17017016

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GE CAPITAL MARKETS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 Main Avenue
(No. and Street)

Norwalk (City) | Connecticut (State) | 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Wallace | (203) 840-6534 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) | New York (City) | New York (State) | 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Capital Markets, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial Operations Principal

Title

Notary Public



CHELSEA BRYANT
My Commission
NOTARY
PUBLIC
EXPIRES
12-31-2017
CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GE CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of GE Capital U.S. Holdings, Inc.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GE Capital Markets, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 24, 2017

GE CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of GE Capital U.S. Holdings Inc.)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	2,532,639
Noninterest bearing deposit with the Financial Industry Regulatory Authority		36,164
Prepaid expenses		72,585
Total assets	$	2,641,388

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Parent	$	559,342
Total liabilities		559,342
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		1,893,911
Retained earnings		187,135
Total stockholder's equity		2,082,046
Total liabilities and stockholder's equity	$	2,641,388

See accompanying notes to financial statements.

GE CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of GE Capital U.S. Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly owned subsidiary of GE Capital U.S. Holdings, Inc. (GECUSH or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECUSH and its affiliates, however there were no securities transactions facilitated on behalf of GECUSH or its affiliates in 2016. Additionally, the Company is subject to regulations and oversight by both the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

On December 1, 2015, General Electric Company (GE) completed the initial step of a complex set of internal reorganization efforts and merger activity which resulted in new legal entities holding all of General Electric Capital Corporation's domestic and international assets including stand-alone balance sheets. As a result of the reorganization, the Company became a wholly owned subsidiary of GECUSH and a $394,911 contribution from Parent was recorded due to the settlement of intercompany accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(c) Use of Estimates

Preparing financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates for which the Company has received no compensation and incurred no direct costs. In such situations, the financial effects of these transactions are fully absorbed by the Parent and, therefore, are not reflected in the Company's financial statements. Additionally, expenses relating to payroll expenses (salaries, incentive compensation and benefits), rent, utilities, administrative expenses (including copy and fax machines, computer equipment and printers, among other things) and other office equipment shall be direct obligations of the Parent and are not separately recorded on the financial statements of the Company.

On November 24, 2010, GE Capital US Holdings (the borrower) entered into a RCA with the Company. The unsecured revolving line of credit under this US dollar RCA was for an aggregate amount of up to $100,000,000 and was available until October 31, 2016. This agreement was then amended on August 17, 2012 to increase the aggregate amount up to $150,000,000. At the end of any scheduled term, the parties would automatically have deemed to have agreed to extend the RCA for a five-year term, unless either the Company or the Borrower delivered to the other party a written notice, at least thirty calendar days prior to the end of the scheduled term.

On October 31, 2016, the RCA matured and the Company received a cash payment from its Parent of $110,230,853 for the outstanding principal and accrued interest on the RCA. Upon receipt of this payment, and with the approval from the GE Capital Intercompany Debt (and Equity) Approval Group, a cash dividend was paid to the Parent in the amount of $117,200,000.

As of December 31, 2016, the Company has a payable to Parent in the amount of $559,342. This non-interest bearing payable primarily represents the amount of state and federal income tax expenses paid by the Parent on behalf of the Company. During 2015, the Company settled state and federal taxes in the amount of $456,276 with the Parent. Income tax expenses are settled periodically as an adjustment to the intercompany payable.

(3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to Rule 15c3-1 of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10-to-1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2016, the Company had net capital of $1,973,297, which was $1,873,297 more than the minimum net capital required under Rule 15c3-1.

(4) Subsequent Events

There were no reportable subsequent events through February 24, 2017, the date the financial statements were issued.